Exhibit 19
CSX CORPORATION

INSIDER TRADING POLICY

CSX Policy Owner:  Office of the Corporate Secretary
Effective Date:  Revised December 2025

Objective
This CSX Insider Trading Policy (the “Policy” or “Insider Trading Policy”) is intended to reinforce compliance with applicable federal securities laws by CSX Corporation and its subsidiaries (collectively, “CSX” or the “Company”) and all directors, officers and employees thereof. In addition, the Policy discusses the potential legal consequences and disciplinary actions for trading on the basis of material nonpublic information or sharing such information with others who may do so.

Highlights
•This Policy outlines conduct prohibited under federal securities laws, as well as potential legal penalties and disciplinary action that may result from a violation of this Policy.

•This Policy provides guidance related to the handling of material nonpublic information.

•This Policy provides guidance on transactions involving CSX securities, including trading windows and blackout periods, as well as the procedures for Covered Persons to obtain pre-clearance for such transactions.

Common Terms Used Throughout This Policy
“Blackout Periods” are the periods during which Covered Persons are prohibited from trading in CSX securities (except for transactions governed by a 10b5-1 Plan).

“Covered Persons” are individuals subject to the additional requirements and restrictions set forth in Article III of the Policy and include members of the Board of Directors, executive officers and certain other employees of the Company, as identified by senior management, who regularly may have access to material nonpublic information about the Company.

CSX Insider Trading Policy (Revised November 2024)

“Material Information” - In general, information is “material” if a reasonable investor would consider it important in making a decision to buy, sell or hold securities or on how to vote those securities. Material information can be positive or negative. You should consider any information that could be expected to affect the Company’s stock price to be material. Examples of material information include, but are not limited to, information relating to:

the financial condition and operating results of a company, including earnings information, significant regulatory developments,
the possibility of mergers, acquisitions or takeovers,
the possible initiation of a proxy fight,
the purchase or sale of major assets,
securities offerings,
important business developments, such as significant changes in operations or business plans, stock splits or changes in dividend or stock repurchase policies, a change in auditors or notification that the auditor’s reports may no longer be relied upon, significant changes in the board or senior management,
significant disputes, claims, investigations or litigation or litigation developments or the resolution thereof, significant labor disputes or negotiations or the resolution thereof, and significant cybersecurity or data protection incidents.

Keep in mind that enforcement authorities judging securities transactions will do so after the fact, and will use hindsight in judging what is “material”. When in doubt, information should be presumed to be material.

“Nonpublic Information” - Information is “nonpublic” if it has not been disclosed to the public generally. For information to be considered public, it must have been widely disseminated and the investing public must have had time to absorb the information. You should consider information nonpublic until the second business day after the information is publicly released through a press release or a widely circulated public disclosure document filed with the SEC, such as a prospectus, Form 10-K, Form 10-Q or Form 8-K report. For example, if information is disclosed via press release before the market opens on a Monday, it can be considered public beginning that Wednesday.

“Pre-Clearance” is the process that all Covered Persons must follow prior to engaging in a transaction in CSX securities.

“Tipping” is the sharing of information with others who might trade or recommend sales or purchases to others based on that information.

“Transactions” include the purchase and sale of: (i) CSX securities, (ii) derivatives of CSX securities, excluding awards of employee stock options, and (iii) securities within the Company’s employee benefit plans, including but not limited to the Company’s 401(k) plans or Employee Stock Purchase Plan, as applicable.

Important Sources of Information

If you need additional information, please call the Office of the Corporate Secretary at (904) 359-3256.

Information provided in this Policy is for internal CSX use only and should not be communicated to, or duplicated for, any outside party without written permission from the Law Department.

I. BACKGROUND

A.Purpose

CSX is an issuer of securities that are registered with the Securities and Exchange Commission (the “SEC”). Such registration allows the securities to be publicly traded, but also imposes obligations upon the Company and its directors, officers and employees. The purpose of this Insider Trading Policy is to reinforce compliance with applicable federal securities laws by CSX and its directors, officers and employees.

B.General

The purchase or sale of CSX securities while aware of material nonpublic information, or the disclosure of such information to others who may trade or recommend sales or purchases to others on the basis of that information (“tipping”), is prohibited by federal securities laws. In addition, CSX, members of management or directors could be penalized as controlling persons of those who trade on material nonpublic information even if not involved in the prohibited activities themselves.

In addition, CSX itself must comply with federal securities laws applicable to its own securities trading activities, and will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material nonpublic information, other than in compliance with applicable law, subject to the policies and procedures attached as Exhibit A hereto and with the prior approval of the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary, or their designees.

C.Legal Penalties

The penalties for trading on material nonpublic information are severe, and can include disgorgement of the unlawful profits, civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and/or a jail term of up to 20 years.

In addition, a person who tips material nonpublic information to others may also be liable for transactions by the tippees to whom he or she has disclosed such information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. A tipper also can be criminally liable even when they did not stand to gain monetarily from disclosing the information (which can include disclosing to a friend or relative) if they received some personal benefits from sharing the information.

D.CSX Disciplinary Action

The legal penalties described above are in addition to disciplinary action by CSX, up to and including termination of employment, for violation of this Policy.

II. STATEMENT OF POLICY APPLICABLE TO ALL CSX DIRECTORS, OFFICERS AND EMPLOYEES

A.Restrictions on CSX Trades and Use of Company Information

No CSX director, officer or employee (including a director, officer or employee of any CSX subsidiary) (an “Insider”) may purchase, sell or otherwise conduct transactions in any CSX security while he or she is aware of material nonpublic information about CSX. Former employees of CSX remain subject to the provisions of the Insider Trading Policy until they no longer possess material nonpublic information about the Company. In addition, CSX directors, officers and employees may not disclose information to others who might trade or recommend sales or purchases to others based on that information.

B.Safeguarding Material Nonpublic Information

All employees must maintain the confidentiality of material nonpublic information to comply with federal securities laws and for competitive, security and other business reasons. In addition to the prohibition against trading while aware of material nonpublic information or tipping such information to others, federal securities laws prohibit the selective disclosure of material nonpublic information. The Company has, therefore, established procedures for releasing all material nonpublic information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release.

CSX directors, officers and employees should not disclose any material nonpublic information (or any other confidential information) to anyone except persons within the Company or third party agents of the Company (e.g., lawyers, accountants, investments bankers) whose positions or responsibilities require knowledge of the information. Material nonpublic information should not be conveyed to a third party agent until an express understanding has been reached that such information: (i) is not to be used for trading purposes; and (ii) may not be further disclosed except as authorized by the Company. Prior to disclosing such information to a third party agent, please consult with the Law Department to inquire whether a written Confidentiality or Nondisclosure Agreement is required.

The utmost care must be exercised at all times when discussing material nonpublic information. Accordingly, such information should not be discussed in public places, electronic forums, online chatrooms or through unsecure email. To ensure that CSX’s confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may communicate material information to the public or respond to inquiries from media, analysts or others outside of CSX. Please see the CSX Regulation FD and Corporate Communications Policy for more information.

Notwithstanding anything to the contrary in this policy or otherwise, nothing in Section II.B hereof or any other provision of this Policy or otherwise shall prohibit or impede CSX directors, officers and employees from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (a "Governmental Entity"), without notifying the Company, with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that in each case such communications and disclosures are consistent with and protected under the provisions of an applicable whistleblower protection law (collectively, the “Protected Activity”). The Company may not retaliate against CSX directors, officers and employees for any Protected Activity, and nothing in this Agreement requires CSX directors, officers and employees to waive any monetary award or other payment which CSX directors, officers and employees might be entitled to receive from a Governmental Entity in connection with any Protected Activity.

C.Restrictions on Trades in Securities of Other Public Companies

CSX directors, officers and employees may not trade in any security of another public company or any derivative instrument (including, but not limited to, option contracts, swap contracts, warrants and rights) relating thereto while aware of material nonpublic information about that company learned through their employment or position with CSX.

Additionally, CSX directors, officers and employees who know of any such material nonpublic information may not communicate that information to, or tip, any other person, including family members and friends.

D.Prohibitions on Hedging and Speculative Transactions Involving CSX Securities and Short Sales

“Covered Persons” as defined below are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of CSX securities. Notwithstanding the foregoing, CSX officers and employees may exercise stock options granted by CSX in accordance with this Policy, other Company policies and the terms of the applicable stock option grant.

In addition, such persons may not engage in “short sales” of CSX securities. A “short sale” is the sale of securities that are not then owned by the person selling such securities. In other words, the seller borrows and then sells the securities with the hope that the price of the securities will fall and allow the seller to repurchase and return the borrowed securities at a lower price. Thus, a short sale of CSX securities puts the best interests of the Company and its shareholders (i.e., an increase in the price of the security) in conflict with the short seller’s potential for personal gain (i.e., a decrease in the price of the security).

E.Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider possesses material nonpublic information or is otherwise not permitted to trade in CSX securities, the Company prohibits its directors, officers and employees from pledging CSX securities in any circumstance, including by purchasing CSX securities on margin or holding CSX securities in a margin account.

F.Gifts of Securities

As a general matter, gifts of CSX securities, including gifts to charitable organizations, should only be made (i) when an Insider is not in possession of material nonpublic information, (ii) outside of any applicable blackout periods, and (iii) in the case of Covered Persons, after receiving pre-clearance as described in Section III.C hereof.

G.Restrictions on People and Entities Close to CSX Directors, Officers and Employees

Except as otherwise agreed to in writing by the Company, this Insider Trading Policy and the procedures herein also apply to the family members of CSX directors, officers and employees and the securities transactions of persons (including corporations, partnerships, other entities, trusts and estates) or accounts over which CSX directors, officers and employees (or such person’s family members) exercise investment discretion or control (such as a person’s service as an officer or partner of an organization or as a fiduciary of a trust that trades in securities). “Family members” means a person’s spouse, partner, minor children, adult children primarily dependent for financial support and any relatives living in such person’s home.

III. ADDITIONAL PROCEDURES FOR DIRECTORS AND CERTAIN EMPLOYEES

CSX has adopted the following additional procedures for “Covered Persons”, who include members of the Board of Directors, executive officers and certain other employees of the Company, as identified by senior management, who regularly may have access to material nonpublic information about the Company. The Office of the Corporate Secretary will inform officers and other employees if they have been designated as a Covered Person for purposes of these additional procedures. This Section continues to apply to former Covered Persons until the later of: (i) the second full trading day following the public release of earnings for the fiscal quarter in which such person leaves CSX or is no longer considered a Covered Person; or (ii) the second full trading day after any material nonpublic information known to such person has become public or is no longer material.

A.Trading Windows and Blackout Periods

Covered Persons are generally permitted to engage in transactions in CSX securities outside of the period commencing on the ninth calendar day of the last calendar month of each fiscal quarter through the first trading day following an earnings release (each, a “blackout period”). Thus, the trading window runs from the second trading day following an earnings release through the eighth day of the last calendar month of each fiscal quarter. In other words, if the Company issues its earnings release on a Tuesday after the market closes, the trading window would open on Thursday. For purposes of this Policy, “trading day” is defined as a day on which the NASDAQ Global Select Market (“NASDAQ”) is open for trading. Of course, these trading windows are not “safe harbors” that ensure compliance with federal securities laws. Transactions during open trading windows are permitted only if the Covered Person is not aware of any material nonpublic information at the time of the trade.

B.Event-Specific Blackout Periods

From time to time, an event may occur that requires the Senior Vice President - Chief Legal Officer and Corporate Secretary to designate an unplanned blackout period (an “Event-Specific Blackout Period”) for individuals with knowledge of the event (“Designated Persons”). So long as the event remains material and nonpublic, the Designated Persons may not trade in CSX securities. The existence of an Event-Specific Blackout Period shall not be announced other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an Event-Specific Blackout Period shall not disclose the existence of the blackout to any other person.

C.Pre-Clearance Procedures

All transactions in CSX securities by a Covered Person must be pre-cleared with the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary prior to the transaction; provided, however, that all transactions in CSX securities by a director or the Chief Executive Officer must be pre-cleared with the Senior Vice President - Chief Legal Officer and Corporate Secretary, and transactions by the Senior Vice President - Chief Legal Officer and Corporate Secretary must be pre-cleared with either the Chief Executive Officer or the Chief Financial Officer.

Covered Persons should make their request for pre-clearance using the REQUEST FOR APPROVAL FORM (a copy of which can be obtained through the Office of the Corporate Secretary) at least one business day prior to the date such person wants to trade in order to give sufficient time for review of the request. A Covered Person’s request should indicate the anticipated trading date. As part of the written request, a Covered Person must certify that he or she is not in possession of material nonpublic information about CSX. Pre-clearance of a trade is valid for five full business days, during which time the requested transaction is permitted unless the Covered Person becomes aware of material nonpublic information during that time. For example, if pre-clearance was granted on Thursday prior to the market opening, the pre-clearance would be valid for Thursday and Friday and the following Monday, Tuesday and Wednesday. If pre-clearance is received after the market opens for trading, it will be valid for the following five business days as well as the balance of the trading day on the date of approval. For example, if a Covered Person received pre-clearance at 12:00 p.m. on Thursday, the pre-clearance would be valid for Friday and the following Monday, Tuesday, Wednesday and Thursday, as well the balance of the trading day on the Thursday on which pre-clearance is received. Pre-clearance of a transaction will be made in writing, and such written approval will be filed in the Office of Corporate Secretary. Pre-clearance does not constitute investment advice or guarantee that the transaction complies with federal securities laws.

Covered Persons that are subject to Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (i.e., those directors and executive officers who have filed a Form 3 and are required to file Forms 4 and 5), are reminded of their reporting obligations and possible liability to CSX for “short-swing profits” for transactions in CSX stock or options. These pre-clearance procedures will help us to assist Covered Persons in complying with their Section 16 obligations. If you have any questions in this regard, please contact the Office of the Corporate Secretary before buying or selling CSX stock or exercising CSX options.

D.Stock Ownership Guidelines

CSX believes that, in order to align the interests of management and the Board of Directors with those of its shareholders, it is important that the officers and directors hold a meaningful ownership position in CSX common stock relative to their base salary or annual retainer, as applicable. To achieve this alignment, CSX has established the following formal stock ownership guidelines.

Position	Minimum Value
Chief Executive Officer	6 times base salary
Executive Vice Presidents	4 times base salary
Senior Vice Presidents	3 times base salary
Vice Presidents and Equivalent	1 time base salary
Non-management directors	5 times annual retainer
Officers and directors must retain 100% of their net shares issued until the guidelines are achieved.

IV. RULE 10B5-1 PLANS

Transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 (“Rule 10b5-1”) of the Exchange Act (a “10b5-1 Plan”), will not be subject to this Insider Trading Policy so long as:

1.For Covered Persons, the 10b5-1 Plan (and any revision or amendment thereto) has been reviewed and approved by the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary (or (i) in the case of members of the Company’s Board of Directors or the Chief Executive Officer, the Senior Vice President - Chief Legal Officer and Corporate Secretary, or (ii) in the case of the Senior Vice President - Chief Legal Officer and Corporate Secretary, either (a) the Chief Executive Officer or (b) the Chief Financial Officer);
2.For the Company, the 10b5-1 Plan has been reviewed and approved in accordance with the procedures described in Exhibit A hereto;
3.For any director or officer of CSX, such plan includes a representation by such director or officer certifying that, on the date of adoption of such plan: (i) the individual director or officer is not aware of any material nonpublic information about the security or CSX; and (ii) the individual director or officer is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder.
4.The 10b5-1 Plan (and any revision or amendment thereto) was entered into: (i) (a) in good faith, and was not entered into as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder, and (b) by a person acting in good faith with respect to such plan, and (ii) at a time when such person: (a) is not in possession of material nonpublic information about CSX and (b) is not subject to any applicable blackout period;
5.The 10b5-1 Plan (i) specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; and
6.The 10b5-1 Plan (and any revision or amendment thereto) (other than any 10b5-1 Plan of CSX) includes a “cooling off” period between the entry into the 10b5-1 Plan and the effectiveness of any trades or transaction pursuant to such plan:
a.In the case of directors or officers of CSX, such 10b5-1 Plan specifies that trades may not execute under the 10b5-1 Plan until the later of (a) 90 days after the date of adoption or amendment of the 10b5-1 Plan and (b) 2 business days following CSX’s filing of a quarterly or annual report covering the financial reporting period in which the 10b5-1 Plan was adopted or amended, but not later than 120 days after the date of adoption or amendment of the 10b5-1 Plan; or
b.In the case of all others (other than CSX) entering into a 10b5-1 Plan, such 10b5-1 Plan specifies that trades may not execute under the 10b5-1 Plan for a period of at least 30 days after the date of adoption or amendment of the 10b5-1 Plan.

An Insider may have only one 10b5-1 Plan in effect at any time, except that a written, irrevocable election (an “Election”) by such Insider to sell a portion of shares as necessary to satisfy statutory tax withholding obligations arising solely from the vesting of compensatory awards (not including options) (“Sales to Cover”) is permitted, provided that (a) the Election is not made during any applicable blackout period, (b) at the time of the Election, the Insider is not aware of any material nonpublic information about CSX, (c) the Sales to Cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder, (d) the Insider does not have, and will not attempt to exercise, authority, influence or control over any such Sales to Cover, and (e) the Election contains appropriate representations as to clauses (b)-(d).
An Insider may adopt a new 10b5-1 Plan to replace an existing 10b5-1 Plan before the scheduled termination date of such existing 10b5-1 Plan, so long as the first scheduled trade under the new 10b5-1 Plan does not occur until after all trades under the existing 10b5-1 Plan are completed or expire without execution (subject to any cooling-off periods described in clause 6 above). A series of separate contracts with different brokers to execute trades under a 10b5-1 Plan may be treated as a single plan, provided the contracts as a whole meet the conditions under Rule 10b5-1, and provided further that any amendment of one contract is treated as an amendment of all of the contracts under the plan.
In any 12-month period, an Insider is limited to one “single-trade plan” — one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. The following do not constitute single-trade plans: (a) a 10b5-1 Plan that gives discretion to an agent over whether to execute the 10b5-1 Plan as a single transaction or that provides the agent’s future acts depend on facts not known at the time the 10b5-1 Plan’s adoption and might reasonably result in multiple transactions and (b) Sales to Cover.
A 10b5-1 Plan may only be suspended or terminated (i) outside of any applicable blackout period, (ii) at a time when such person is not in possession of material nonpublic information about CSX and (iii) in the case of Covered Persons, after receiving pre-clearance as described in Section III.C hereof.

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If you have any questions about this Policy or its application, please contact the Office of the Corporate Secretary at (904) 359-3256 or corporatesec@csx.com. You should discuss any questions with respect to the applicability of this Policy to any information or securities transaction before and not after any transaction.

EXHIBIT A

CSX TRADING POLICIES AND PROCEDURES

These policies and procedures govern repurchases of CSX equity securities (“Repurchases”) approved from time to time by the Board of Directors (the “Board”) of CSX to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when CSX is in possession of material nonpublic information concerning CSX (“MNPI”). Capitalized terms used but not defined herein have the respective meanings given to them in CSX’s Insider Trading Policy.

1.Policy. It is CSX’s policy that no Repurchases may take place inside a blackout period or when CSX is otherwise in possession of MNPI, other than Repurchases made pursuant to a 10b5-1 Plan or otherwise in compliance with applicable law.
2.Trading Activity. Any Repurchases, or the adoption of a 10b5-1 Plan to effect Repurchases, shall be subject to the following procedures:
a.The adoption of a 10b5-1 Plan (and any revision or amendment thereto) shall be subject to prior written approval by the Senior Vice President - Chief Legal Officer and Corporate Secretary and the Executive Vice President – Chief Financial Officer. Each of the foregoing officers shall take such steps as he or she deems reasonably necessary to ascertain that CSX is not in possession of MNPI at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.
b.With respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the Senior Vice President - Chief Legal Officer and Corporate Secretary or any Authorized Officer become aware of any MNPI, they shall notify the relevant employee(s) at CSX responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.
c.Once the Senior Vice President - Chief Legal Officer and such Authorized Officer are satisfied that, to their knowledge, CSX is no longer in possession of MNPI, they shall notify the relevant employee(s) that CSX may resume its Repurchases.
3.Recordkeeping. The Senior Vice President - Chief Legal Officer and Corporate Secretary and Executive Vice President – Chief Financial Officer, or their designees, shall maintain a record of the communications referred to in these policies and procedures in compliance with CSX’s recordkeeping policies.
4.Training. CSX directors, officers and employees who are involved in CSX’s securities trading activities shall be provided training on the Trading Policy and these policies and procedures consistent with CSX’s employee training policies.
5.Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the Senior Vice President - Chief Legal Officer and Corporate Secretary if such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.
6.Amendments. These policies and procedures will be reviewed periodically as determined by the Senior Vice President - Chief Legal Officer and Corporate Secretary.